2/2

07024401

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mitsubishi Corp.

*CURRENT ADDRESS

PROCESSED
JUN 15 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03784 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 6/12/07

Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

Translation of report filed with the Tokyo Stock Exchange on April 27, 2007

ARIS 5-31-07

Mitsubishi Corporation Year-End Dividend Applicable to Fiscal 2007

On April 27, 2007, Mitsubishi Corporation's Board of Directors approved a resolution to submit the following proposal concerning the year-end dividend per share applicable to the fiscal year ended March 31, 2007 for approval at the ordinary general meeting of shareholders.

1. Reason for dividend increase

Mitsubishi Corporation bases its dividend policy on the use of retained earnings to accelerate growth and maximize corporate value. The company also takes into consideration consolidated net income, as well as retained earnings available for dividends, to directly return profits to shareholders in line with operating results. Based also on investment plans, the financial condition of the parent company and other factors, Mitsubishi Corporation's policy is to determine the dividend in a flexible manner with the target of a consolidated payout ratio of 15% or more.

The Board of Directors decided to submit to shareholders a proposal for the appropriation of profits to increase the annual ordinary dividend per common share applicable to fiscal 2007 by 10 yen from 36 yen to 46 yen in consideration of earnings growth and other factors.

Mitsubishi Corporation plans to also pay an annual ordinary dividend of 46 yen per common share for fiscal 2008, providing it achieves its current consolidated net income forecast of 400.0 billion yen.

2. Dividend applicable to fiscal 2007 (year ended March 31, 2007)

	Interim	Year-end	Full year
Previous forecast (announced October 31, 2006)	18 yen	18 yen	36 yen
Revised forecast	18 yen	28 yen	46 yen

(Reference)

Fiscal 2006	13 yen	22 yen	35 yen
Fiscal 2005	6 yen	12 yen	18 yen

###

[Change of major indices]		Year ending Mar. 31, 2008	Yea Mai
Crude oil	(USD/BBL)	57.0	6
Foreign Exchange	(YEN/USD)	115.0	11
Interest	(%)TIBOR	0.90	0.

FJS GAAP)

Consolidated Income

(Billion Yen)

	For fiscal end Mar. 31
Operating transactions	1
Gross profit	1
Selling, general and administrative expenses	
Provision for doubtful receivables	
Operating income	
Interest expense - net	
Dividend income	
Gain on marketable securities and investments - net	
Gain (loss) on property and equipment - net	
Other income (expense) - net	
Income from consolidated operations before income taxes	
Income taxes	
Minority interests in income of consolidated subsidiaries	
Equity in earnings of affiliated companies - net	
Net income	
Core earnings (*1)	

jor Year-on-Year Changes

yen)
/ear on strong performances of natural resources-related
ss of metal resources and newly consolidated companies.

strative expenses (-37.9 billion yen)
consolidated subsidiaries.

billion yen)
nd income from natural resources-related companies.

ecurities and investments—net (+35.5 billion yen)
rities (available for sale) ......
yen <--- -0.5 billion yen)
rforming assets ......
n yen <--- - 11.2 billion yen)
es, etc.... +36.4 billion yen (+ 99.4 billion yen
the sale of Diamond City shares)

ment-net (- 5.5 billion yen)
subsidiaries.

et (-30.6 billion yen)
n exchange gains and losses at overseas subsidiaries.

ed companies (+ 27.9 billion yen)
strong performance of natural resources-related

(*1) Core earnings = Operating income (before the ded
Equity in earnings of affiliated com

(*2) Operating transactions and operating income, as p
Revenue in accordance with Financial Accounting
and 4,826.9 billion yen for the year ended March 3

008 Outlook and Dividend Policy

f INNOVATION 2007, MC's 4-year business plan launched
year of the "step" period under this plan. Having reinforced
financial bases, MC is actively advancing strategic
ment of trading business toward the sustained growth in the
NNOVATION 2007 in fiscal 2009 and beyond.
d net income of 400.0 billion yen, assuming no major drop in
re strong in fiscal 2007, and an increase in earnings at
sociated with natural resources.

billion yen
n coking coal prices to impact earnings, business expansion
d to limit the decline to 27.1 billion yen year on year.

perations before income taxes ... 515.0 billion yen
ear decrease of 80.5 billion yen due to expenses for upfront
n gains on the sales of shares recorded in fiscal 2007.

yen
r-on-year decrease in net income to 400.0 billion yen due to
tax expenses and others.

on the use of retained earnings to accelerate growth and
e company also takes into consideration consolidated net
arnings available for dividends, to directly return profits to
ating results. Based also on investment plans, the financial
ny and other factors, MC's policy is to determine the
with the target of a consolidated payout ratio of 15% or

are of 46 yen applicable to fiscal 2007 in consideration of its
represents a 10 yen per share increase from the previous

nd of 46 yen per share for fiscal 2008, providing it achieves

rd-looking statements in this release are management's current views
currently available, and are subject to a number of risks.
may cause actual results to differ materially from those projected.

Assets and Liabilities

	Mar. 31
Total assets	10
(Current assets)	5
(Investments and non-current receivables)	3
(Property and equipment-net, other)	1
Total shareholders' equity	2
Interest bearing liabilities (*3) Gross	3
Interest bearing liabilities (*3) Net	3
(Debt-to-equity ratio – Gross)	
(Debt-to-equity ratio – Net)	

(*3) Interest bearing liabilities do not include "imp

Cash Flows

	Mar. 31
Operating activities	
Investing activities	
Free cash flow	
Financing activities	
Net increase in cash and cash equivalents	

MITSUBISHI CORPORATION AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED INCOME

FOR THE YEARS ENDED MARCH 31, 2007 AND 2006

AND

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2007

Based on US GAAP

Mitsubishi Corporation
Investor Relations Office
2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Phone: +81-3-3210-8581 Fax:+81-3-3210-8583

FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED MARCH 31, 2007 (UNAUDITED)
(Mitsubishi Corporation and subsidiaries based on US GAAP)

1. Operating transactions and income

	Operating transactions	Operating income	Income from consolidated operations before income taxes	Net income
For the year ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
March 31, 2007	20,516,264	412,130	595,542	415,895
March 31, 2006	19,067,153	349,864	478,383	350,045

	Net income per share	Net income per share (diluted basis)	Return on equity	Pre-tax income to total assets ratio	Operating income to total operating transactions ratio
For the year ended	Yen	Yen	%	%	%
March 31, 2007	246.52	245.18	15.6	5.4	2.0
March 31, 2006	215.38	205.62	18.0	4.9	1.8

2. Assets and shareholders' equity

	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets	Shareholders' equity per share
As of	Millions of Yen	Millions of Yen	%	Yen
March 31, 2007	11,485,664	2,950,931	25.7	1,747.87
March 31, 2006	10,411,241	2,379,264	22.9	1,411.38

3. Cash Flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents end of year
For the year ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
March 31, 2007	460,779	(281,640)	(139,242)	754,776
March 31, 2006	336,316	(94,471)	(187,918)	646,317

4. Prospects for the year ending March 31, 2008

	Operating transactions	Operating income	Income from consolidated operations before income taxes	Net income	Forecast of Net income per share
For the year ending	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen	Yen
March 31, 2008	19,500,000	385,000	515,000	400,000	236.92

(1) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(2) Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.
Operating transactions and operating income, as presented above, are non- US GAAP measures commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

Forward-looking Statements
This presentation contains forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this presentation.

SUPPLEMENTAL INFORMATION (UNAUDITED)
(Mitsubishi Corporation (Non-consolidated) based on Japanese GAAP)

1. Operating transactions and income

	Operating transactions	Operating income	Ordinary income	Net income
For the year ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
March 31, 2007	10,890,029	13,941	348,579	320,381
March 31, 2006	11,078,516	8,004	193,025	141,831

	Net income per share	Net income per share (diluted basis)
For the year ended	Yen	Yen
March 31, 2007	189.85	188.83
March 31, 2006	87.07	83.47

2. Assets and shareholders' equity

	Total assets	Net Assets	Ratio of shareholders' equity to total assets	Shareholders' equity per share
As of	Millions of Yen	Millions of Yen	%	Yen
March 31, 2007	6,188,707	1,705,702	27.6	1,009.63
March 31, 2006	5,749,317	1,410,644	24.5	836.39

3. Prospects for the year ending March 31, 2008

	Operating transactions	Net income	Forecast of Net income per share
For the year ending	Millions of Yen	Millions of Yen	Yen
March 31, 2008	10,000,000	220,000	130.27

<u>Forward-looking Statements</u>
This presentation contains forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this presentation.

Operating Results and Financial Position

1. General Operating Environment

In fiscal 2007, the global economy grew strongly as a whole on the back of ongoing economic expansion in industrialized nations and continued high growth in China, India and certain other countries. Natural resource and energy prices, which had been rising since last fiscal year, had generally settled back by the end of the fiscal 2007 interim period.

In the U.S., although there was a sharp drop-off in housing investment, the economy continued to expand as a whole, backed by firm growth in consumer spending and strength in the corporate sector. However, there was a slight slowdown in the pace of growth in the second half of the fiscal year. EU nations, meanwhile, experienced healthy growth led by domestic demand, with economic recovery evident in major countries, particularly Germany.

In China, high growth remained the order of the day as exports and investment continued to increase sharply and consumer spending was strong. Other Asian countries also saw their economies expand, led by robust domestic demand and exports.

The Japanese economy continued to expand steadily too. Underpinning this expansion were export growth driven by a strong world economy, increased levels of capital expenditure fueled by higher corporate earnings, and an upturn in consumer spending, which had temporarily lagged.

2. Consolidated Results (US GAAP)

(1) Summary of Fiscal 2007 Results

In fiscal 2007, consolidated operating transactions totaled 20,516.3 billion yen, up 1,449.1 billion yen, or 7.6%, from the previous fiscal year. This growth mainly reflected increased steel products and other metals-related transactions. Gross profit increased 96.6 billion yen, or 9.2%, to 1,148.1 billion yen, the result of continued firm growth at a coking coal subsidiary in Australia and in steel products, as well as higher earnings in the Machinery, Chemicals and Living Essentials business segments.

Selling, general and administrative expenses increased, mainly due to the inclusion of newly consolidated subsidiaries. However, dividend income increased sharply on dividends from investments related to metals. The gain (loss) on marketable securities and investments-net rose due to the sale of Diamond City shares.

As a result, income from consolidated operations before income taxes climbed 117.2 billion yen, or 24.5%, to 595.5 billion yen.

Net equity in earnings of affiliated companies increased 27.9 billion yen, or 23.4%, to

146.9 billion yen mainly due to higher earnings at energy and metal resource-related companies.

As a result, Mitsubishi Corporation posted consolidated net income of 415.9 billion yen, as the company bettered its record result of fiscal 2006.

(2) Segment Information

1) New Business Initiative Group

The group posted net income of 12.2 billion yen, down 7.2 billion yen, or 37.1%, from the previous fiscal year, the result mainly of lower foreign currency-related gains at an overseas finance subsidiary and a decrease in gains from investment activities. However, subsidiaries engaged in information systems businesses, and affiliated companies involved with mobile phones and other businesses performed well.

2) Energy Business Group

The group posted net income of 74.0 billion yen, down slightly by 1.1 billion yen, or 1.4%, year on year. This result reflected an increase in development expenses accompanying progress with certain projects and the absence of gains on the sale of upstream interests recorded in the previous fiscal year. On the other hand, there was an increase in equity in earnings of companies engaged in the development and production of natural resources on the back of rising prices for crude oil and the accompanying increase in the price of natural gas.

3) Metals Group

The group posted net income of 186.8 billion yen, up a sharp 51.0 billion yen, or 37.6%, from fiscal 2006. The main reasons for this much higher result were a marked increase in dividend income from copper-related business investees due to surging copper prices; higher equity in earnings of business investments engaged in aluminum-related businesses as the price of aluminum rose; and another strong performance continuing from the previous fiscal year from an Australian coking coal subsidiary. A strong performance at Metal One Corporation, a steel product subsidiary, due to continued robust market conditions also contributed to the large increase in segment earnings.

4) Machinery Group

The group posted net income of 83.2 billion yen, up 12.9 billion yen, or 18.3%, from the previous fiscal year. Despite the absence of tax benefits relating to the write off of Iraq trade receivables recorded in the previous fiscal year, large gains on the sale of Diamond City and Isuzu Motors shares lifted segment net income as a whole.

5) Chemicals Group

The group posted net income of 20.0 billion yen, up a slight 0.4 billion yen, or 2.0%, from the previous fiscal year. While there was a higher impairment expenses at a U.S. subsidiary, gross profit increased at the parent company on the back of continued growth from fiscal 2006 in markets, particularly for petrochemical products, and higher equity in earnings of Malaysian and Venezuelan petrochemicals-related companies.

6) Living Essentials Group

The group posted net income of 48.3 billion yen, almost the same as the previous fiscal year's result. Although the parent company recorded higher earnings due to strong food transactions and the consolidation of companies involved in general merchandise boosted earnings, food-related subsidiaries saw earnings fall.

(3) **Outlook for Fiscal Year Ending March 31, 2008**

Mitsubishi Corporation is forecasting consolidated operating transactions of 19,500.0 billion yen, a decrease of 1,016.3 billion yen from fiscal 2007.

Gross profit is expected to rise 31.9 billion yen to 1,180.0 billion yen due to business expansion and other factors, which should outweigh the impact of lower coking coal prices.

Net income is projected to be 400.0 billion, a slight decline from the previous fiscal year, despite the effect of decline in coking coal price, expenses for upfront investments and the absence of gains on the sale of shares. This forecast is based on an expected improvement in tax expenses; expectation that natural resource and energy prices will remain at the level of the previous fiscal year; and expected increase in earnings at segments other than those associated with natural resources.

Mitsubishi Corporation's forecasts assume an exchange rate of 115.0 yen to US$1, a crude oil price of US$57.0/BBL and an interest rate (TIBOR) of 0.90%.

Reference: Change of basic assumptions

	FY2008 (Est.)	FY2007 (Act.)	Change
Exchange rate	115.0 JPY/US$	117.0 JPY/US$	-2.0 JPY/US$1
Crude oil price	57.0US$/BBL	60.9 US$/BBL	-3.9 US$/BBL
Interest rate (TIBOR)	0.90%	0.43%	0.47%

Note:

Earnings forecasts and other forward-looking statements in this release are management's current views and beliefs in accordance with data currently available, and are subject to a number of risks, uncertainties and other factors that may cause actual results to differ materially from those projected.

(4) Changes in Assets, Liabilities and Shareholders' Equity

Total assets as of March 31, 2007 were 11,485.7 billion yen, up 1,074.4 billion yen from March 31, 2006. One reason for this rise was an increase in trade receivables against a backdrop of strong commodity prices. Another reason was an increase in investment accounts, mainly due to additional investments in the Sakhalin II Project, the purchase of shares in Hokuetsu Paper Mills, and an increase in unrealized gains on listed shareholdings. Furthermore, property and equipment-net increased from March 31, 2006 due to capital expenditures in an Australian coking coal business and other factors.
Total liabilities were 8,217.7 billion yen, up 453.4 billion yen from the previous fiscal year-end. There was an increase in trade payables in line with strong natural resource and energy prices. In addition, deferred income taxes rose in line with an increase in unrealized gains due to higher share prices of listed shareholdings. As of March 31, 2007, net interest-bearing liabilities stood at 3,046.3 billion yen, a decrease of 102.4 billion yen.
Total shareholders' equity rose 571.7 billion yen to 2,950.9 billion yen from the previous fiscal year-end, the result of higher retained earnings due to the strong operating results, an increase in net unrealized gains on securities available for sale due to a rise in unrealized gains on listed shareholdings, and an improvement in the foreign currency translation adjustments account due to a weaker yen.

(5) Cash Flows

(Operating activities)

Net cash provided by operating activities was 460.8 billion yen. Cash was chiefly provided by higher dividend income mainly from natural resource-related companies and by strong cash flows from operating transactions at an Australian coking coal subsidiary against a backdrop of strong commodity prices. These inflows were partly offset by an increase in working capital requirements due to increased transactions at overseas automobile-related subsidiaries.

(Investing activities)

Net cash used in investing activities was 281.6 billion yen. Cash was mainly provided by the sale of Diamond City shares at the parent company. However, this inflow was outweighed by additional investments in the Sakhalin II Project and other substantial investments, including the purchase of shares in Hokuetsu Paper Mills and other

companies. In addition, there were large outlays for capital expenditures overall.
As a result of the above, free cash flow, the sum of operating and investing cash flows, was 179.2 billion yen.

(Financing activities)
Net cash used in financing activities was 139.2 billion yen. Although there was demand for medium- and long-term funds accompanying investment activities, Mitsubishi Corporation made progress repaying short-term debt with strong cash flows from operating transactions and by using group funds more efficiently. The payment of dividends also used cash.

3. Basic Policy Regarding the Appropriation of Profits

(1) Capital Structure Policy and Investment Plans

Mitsubishi Corporation plans to invest around 1,200.0 billion yen during the 2 years of INNOVATION 2007's "step period" (fiscal 2007 and fiscal 2008) with the view to achieving sustained growth. We will make these investments in line with growth in shareholders' equity from the standpoint of maintaining and improving the sound balance sheet of the company.
Investments will target the three aforementioned Next-Generation Core Businesses—New Energies and the Environment, Medical and Nursing Care, and Finance—fields the company will develop on a company-wide basis as businesses that it can expect to grow strongly in the future. In addition to these fields, investments will center on what we call Strategic Fields: energy, metal resources, metal products, overseas IPP, automobile, chemical products, food, paper-related and retail businesses. These are fields that are expected to exhibit robust growth over the medium term and that we expect to remain the backbone of our earnings going forward.

(2) Dividend Policy

We have based our dividend policy on using retained earnings to make investments that will drive our growth and maximize corporate value. At the same time, since fiscal 2005, the company has also taken into consideration consolidated net income, as well as retained earnings available for dividends to directly return profits to shareholders in line with operating results in each fiscal year.

Due to the existence of abundant investment opportunities, Mitsubishi Corporation's basic policy will continue to be to use retained earnings for investments that will drive

growth while paying a dividend that reflects the amount of earnings. While also taking into consideration the need for funds to invest, the financial condition of the parent company and other factors, Mitsubishi Corporation will determine the dividend in a flexible manner with the target of a consolidated payout ratio of 15% or more.
In accordance with the above policy, the Board of Directors today passed a resolution setting a dividend per common share of 46 yen applicable to fiscal 2007, higher than the 36 yen forecast announced in October 2006 after taking into consideration a host of factors, including growth in consolidated net income and the company's financial position. (The interim dividend applicable to fiscal 2007 was 18 yen per share, giving a year-end dividend of 28 yen per share.)

Mitsubishi Corporation plans to pay a dividend of around 46 yen per share for fiscal 2008, the same as fiscal 2007, providing it achieves its consolidated net income forecast of 400.0 billion yen.

[For Reference: Annual Ordinary Dividends]
Fiscal 2003=8 yen per common share
Fiscal 2004=12 yen per common share
Fiscal 2005=18 yen per common share
Fiscal 2006=35 yen per common share

4. Business Risks

(1) Risks of Changes in Global Macroeconomic Conditions

As we conduct businesses on a global scale, there is a relationship between our operating results and economic trends in major countries around the world. Economic trends in Japan are undeniably important, but, as a result of focusing for many years on operations overseas, the effect of the Japanese economy on our operating results has become relatively smaller in recent years. On the other hand, there is an increasing effect on our operating results of economic conditions in Asian countries, where we have many business investments, primarily countries with which we trade.
Moreover, economic conditions in China may have a direct effect on our consolidated operating results because the country is a major export destination for plants, construction machinery parts, steel products, ferrous raw materials, chemical products, and other products from the parent company and subsidiaries. In addition, our natural resource businesses, in particular, may be affected by economic trends in China because demand from the country has a significant bearing on prices of energy resources such as LNG and crude oil, as well as of metal resources such as coking coal, copper and

aluminum.

In Thailand and Indonesia, we have various automobile businesses, including automobile assembly plants, distribution and sales companies and financial services companies jointly established with Japanese automakers. Because automobile sales volume reflects internal demand in each of these countries, economic trends in both Thailand and Indonesia may have a significant bearing on earnings from our automobile operations.

2) Market Risks

(Unless otherwise stated, calculations of effects on future financial statements are based on consolidated results for fiscal 2007.)

1. Commodity Market Risk

In the course of our business activities, we are exposed to various risks relating to movements in prices of commodities as a trader, an owner of rights to natural and energy resources, and a producer and seller of industrial products of our investees. Product categories that may have a large impact on our operating results are as follows:

(Energy Resources)

We hold upstream rights to LNG and crude oil, and/or liquefaction facilities in Western Australia, Malaysia, Brunei and other regions. Movements in LNG and crude oil prices may have a significant impact on operating results in these businesses.

Fundamentally, LNG prices are linked to crude oil prices. As an estimate, a US$1/BBL fluctuation in the price of crude oil would have an approximate 1 billion yen effect on net income for LNG and crude oil combined, mainly through a change in equity-method earnings. However, fluctuations in the price of LNG and crude oil might not be immediately reflected in our operating results because of timing differences.

(Metal Resources)

Through wholly owned Australian subsidiary Mitsubishi Development Pty., Ltd. (MDP), we produce and sell more than 29 million tons of coal per year, mainly coking coal, a steelmaking raw material. Fluctuations in the price of coking coal may affect our consolidated operating results through MDP's earnings. The majority of the coking coal is sold on the basis of annual contracts, and the price is set once a year through negotiations with purchasers and becomes the price that is used for shipments in the applicable fiscal year. Therefore, movements in the price of coking coal during fiscal 2008 are expected to have only a small impact on our operating results because prices have already been set for the majority of coal to be sold by MDP in fiscal 2008. Based on estimates of the impact of changes in annual contract prices for coal on consolidated net income derived from MDP's earnings forecasts for fiscal 2008, a US$1 fluctuation in the average export price per one ton of coal sold by MDP would have an approximate 2 billion yen effect on our consolidated net income. However, MDP's operating results cannot be determined through the above sensitivity analysis alone since MDP's operating results are also significantly affected by other factors besides coal prices, such as fluctuations in exchange rates for the Australian dollar, U.S. dollar and yen, production costs, and sales volumes.

In addition, as a producer, we are exposed to the risk of price fluctuations in copper and aluminum. A US$100 fluctuation in the price per one tonne of copper would have a 0.8 billion yen effect on consolidated net income, while a US$100 fluctuation in the price per MT of aluminum would have a 1.0 billion yen effect on our consolidated net income.

(Petrochemical Products)

We are engaged in a broad range of trading activities for petrochemical products manufactured from raw materials such as naphtha and natural gas. The prices of petrochemical products are largely determined for each product on an individual basis based on the prices of the above raw materials, supply-demand dynamics and other factors. Fluctuations in the prices of these raw materials may affect earnings from these trading transactions.

We have made investments in manufacturing and sales companies for petrochemicals such as ethylene glycol, paraxylene and methanol in Saudi Arabia, Malaysia and Venezuela. Our equity-method earnings would be affected by changes in the operating results of these companies due to price movements.

2. Foreign Currency Risk

We bear some risk of fluctuations in foreign currency rates relative to the yen in the course of our trading activities. While we use forward contracts and other hedging strategies, there is no assurance that we can completely avoid foreign currency risk.

In addition, because dividends received from overseas businesses and equity in earnings of overseas consolidated subsidiaries and equity-method affiliates are relatively high in proportion to our net income, and because most of these earnings are denominated in foreign currencies, which are converted to yen solely for reporting purposes, an appreciation in the yen relative to foreign currencies has a negative impact on consolidated net income. In terms of sensitivity, a 1 yen change relative to the U.S. dollar would have an approximate 2.4 billion yen effect on consolidated net income.

Regarding our investments in overseas businesses, an appreciation in the yen poses the risk of lowering shareholders' equity through a negative effect on the foreign currency translation adjustments account. Consequently, we implement various measures to prevent increased exposure to foreign currency risk on investments, such as by hedging foreign currency risks with respect to new large investments. However, there is no assurance that we can completely avoid these risks.

3. Equity Price Risk

As of March 31, 2007, we owned approximately 1,930.0 billion yen (market value basis) of marketable equities, mostly equity issues of customers, suppliers and MC Group companies. These investments expose us to the risk of fluctuations in equity prices. As of the same date, we had net unrealized gains of approximately 1,140.0 billion yen based on market prices, a figure that could change depending on future trends in equity prices.

In Mitsubishi Corporation's corporate pension fund, some of the pension assets managed are marketable equities. Accordingly, a fall in equity prices could cause an increase in pension expenses by reducing pension assets.

4. Interest Rate Risk

As of March 31, 2007, we had gross interest-bearing liabilities (short-term and long-term debt, including current maturities, less the effect of markdowns on liabilities) of approximately 3,810.0 billion yen. Because almost all of these liabilities bear floating interest rates, there is a risk of an increase in interest expenses caused by a rise in interest rates.

However, the vast majority of these interest-bearing liabilities are offset by trade receivables, loans receivable and other operating assets that are positively affected by changes in interest rates. Because a rise in interest rates produces an increase in income from these assets, while there is a time lag, interest rate risk is offset. For the remaining interest-bearing liabilities exposed to interest rate risk without such offsets, commensurate asset holdings such as investment securities, property and equipment generate trading income as well as other income streams such as dividends that are strongly correlated with economic cycles. Accordingly, even if interest rates increase as the economy improves, leading to higher interest expenses, we believe that these expenses would be offset by an increase in income from the corresponding asset holdings.

However, our operating results may be negatively affected temporarily if there is a rapid rise in interest rates because increased income from commensurate asset holdings would fail to offset the effects of a preceding increase in interest expenses.

To monitor market movements in interest rates and respond flexibly to market risks, we established the ALM (Asset Liability Management) Committee. This committee establishes fund procurement strategy and manages interest rate risk exposure.

3) Credit Risk

We extend credit to customers in the form of trade credit, including accounts receivables and advance payments, advances, guarantees and investments due to our various operating transactions. We are therefore exposed to credit risk in the form of losses arising from deterioration in the credit of or bankruptcy of customers. Furthermore, we utilize derivative instruments, primarily swaps, options and futures, for the purpose of hedging risks. In this case, we are exposed to the credit risk of the counterparties to these derivative instruments.

To manage this risk, we have established credit and transaction limits for each customer as well as introduced an internal rating system. Related BUs carry out necessary internal approval procedures based on a system whereby authorization limits are determined by these internal ratings and the amount of credit. We also hedge risk by requiring collateral or a guarantee depending on the credit profile of the counterparty.

However, there is no guarantee that we will be able to completely avoid credit risk with these risk hedging strategies. Therefore, failure to collect trade receivables and other credit due to the bankruptcy of a customer or other event would affect our operating results.

4) Country Risk

We bear country risk in relation to transactions and investments with overseas companies in the form of delays or inability to collect money or conduct business activities due to socioeconomic conditions in the countries where they are domiciled.

We take appropriate risk hedging measures that involve, in principle, hedges via third parties through such means as taking out insurance, depending on the nature of the project. Furthermore, we have established a Country Risk Committee, under which country risk is managed through a country risk countermeasure system. The country risk countermeasure system classifies countries with which we trade into six categories based on risk exposure in terms of total investments, advances, guarantees and trade receivables, net of hedges, as well as creditworthiness by country (country rating).

Country risk is controlled through the establishment of risk limits for each category. However, even with these risk hedging measures, it is difficult to completely avoid risks caused by deterioration in the political, economic, or social conditions in the countries or regions where our customers, portfolio companies or Mitsubishi Corporation have ongoing projects. Such eventualities may have a significant impact on our operating results.

5) Business Investment Risk

We participate in the management of various companies by acquiring equity and other types of interests. These business investment activities are carried out with the aim of expanding our business and deriving capital gains. However, we bear various risks related to business investments, such as the possible inability to recover our investments and exit losses and being unable to earn the planned return on investment. Regarding the management of business investment risk, in the case of new business investments, we quantitatively monitor the downside risk of investments and evaluate whether the investment return exceeds the minimum expected rate of return, which is determined internally according to the extent of the risk. After investing, we manage risk on an individual basis with respect to business investments to achieve the investment goals set forth in the business plan formulated every year.
Furthermore, we apply exit rules for the early sale of our equity interest or the liquidation of the investee in order to preserve the quality of our asset portfolio.
While we follow strict standards for the selection and management of investments, it is impossible to completely avoid the risk of investments not delivering the expected profits. Therefore, we may incur losses resulting from such actions as the withdrawal from an investment.

6) Risks Related to Specific Investments

-1- Investment in and Operations with Mitsubishi Motors Corporation

In June 2004, we purchased 40.0 billion yen of preferred shares issued by Mitsubishi Motors Corporation (MMC) through a private placement, in which Mitsubishi Heavy Industries, Ltd. and the then Bank of Tokyo-Mitsubishi, Ltd. and other parties also participated, as part of MMC's Business Revitalization Plan announced in May 2004.
Subsequently, following a request by MMC, Mitsubishi Corporation, Mitsubishi Heavy Industries, Ltd. and the Bank of Tokyo-Mitsubishi, Ltd. decided to provide an injection of equity totaling 274.0 billion yen by subscribing to private placements of MMC shares after evaluating the Mitsubishi Motors Revitalization Plan announced in January 2005. Of the total investment, we subscribed to ordinary shares and preferred shares of MMC,

both of which were issued in March 2005, making investments of 51.3 billion yen and 18.7 billion yen, respectively. In addition, in January 2006 we invested 30.0 billion yen to purchase additional preferred shares issued by MMC as part of its capital reinforcement strategy. As a result, our risk exposure to MMC was roughly 220.0 billion yen as of March 31, 2007.

In addition to having direct business dealings with MMC, we cooperate with this automaker in countries around the world to conduct businesses centered on local sales companies and downstream business fields. Some examples are automobile-related distribution and sales companies in Asia and finance businesses in Europe. Our total MMC-related risk exposure, including both our risk exposure to MMC proper and our exposure to operating assets, investments in joint businesses and other assets tied up with joint operations worldwide, was roughly 370.0 billion yen as of March 31, 2007.

-2- Investment in Sakhalin II Project

Mitsubishi Corporation, together with Royal Dutch/Shell Group (hereinafter Shell) and Mitsui & Co., Ltd., is participating in the Sakhalin II Project, an LNG and crude oil development project on Sakhalin, Russian Federation, through a joint venture, Sakhalin Energy Investment Co., Ltd. The project began first-stage development activities with the commencement of oil production in July 1999 and a final investment decision for stage-two development activities (year-round production of crude oil (currently on half-year basis) and LNG production) was made in May 2003.

The total required funds for the second-stage development were initially estimated at approximately US$10.0 billion. However, after subsequent detailed analysis of operations, in September 2005 Sakhalin Energy Investment submitted a revised development budget of approximately US$20.0 billion to the Russian government. Negotiations continued as the Russian government looked closely at the costs. Then on December 21, 2006, Shell, Mitsui & Co. and Mitsubishi Corporation reached a basic agreement with the Ministry of Industry and Energy of Russia, the authorized state body for the supervision of production sharing agreements (PSA), concerning jointly resolving all outstanding issues relating to approval of the revised development budget. This agreement confirmed the Russian government's cooperation toward maintaining the schedule and completing the project, and continuation of the PSA.. Subsequently, following detailed negotiations, on April 16, 2007, the Supervisory Board of the Sakhalin II Project approved the revised development budget. The Supervisory Board is a special committee made up of representatives of the Russian Federation, Sakhalin Oblast, Sakhalin Energy Investment and its shareholders. On the same day, Sakhalin

Energy Investment received approval for its revised Environmental Action Plan (EAP) that was submitted to Russian authorities in March 2007.

In other news, Mitsubishi Corporation, Shell and Mitsui & Co. decided to sell some of their shares in Sakhalin Energy Investment to Russia's OAO Gazprom (Gazprom). The three existing shareholders signed a protocol with Gazprom regarding this sale on December 21, 2006. Under the terms of the protocol, Gazprom agreed to acquire a 50% stake plus one share in Sakhalin Energy Investment for a total cash purchase price of US$7.45 billion. Based on the protocol, on April 18, 2007 (Moscow time), Mitsubishi Corporation, Shell and Mitsui & Co. signed a Sale and Purchase Agreement with Gazprom and transferred their shares in Sakhalin Energy Investment. As a result, Gazprom will own 50% of Sakhalin Energy Investment plus one share, while Shell, Mitsui & Co. and Mitsubishi Corporation will have shareholdings of 27.5% less one share, 12.5% and 10%, respectively. Sakhalin Energy Investment will remain the operator of the Sakhalin II Project even with Gazprom becoming its leading shareholder. Furthermore, Shell will continue to license technology and provide technical support to the project. Meanwhile, the participation of Gazprom will strengthen the project's operating base, including facilitating the possibility of future expansion. Gazprom and the preexisting shareholders also agreed to do their utmost and work as one to maintain the schedule for supplying LNG to customers in Japan, South Korea and the U.S. West Coast with whom sales contracts have been agreed as well as to address risks associated with environmental issues and obtaining the necessary permits and approvals.

As of March 31, 2007, approximately 80% of the construction work on the project had been completed. Sakhalin Energy Investment now plans to begin year-round production of crude oil in the winter of 2007 and LNG production in the summer of the following year. As of March 31, 2007, Mitsubishi Corporation held a 20% stake in Sakhalin Energy Investment and had invested a total of approximately 330.0 billion yen in this company. This investment will decline in line with the sale of some of Mitsubishi Corporation's equity interest to Gazprom. Moreover, the sale of shares to Gazprom will mean that Mitsubishi Corporation will no longer apply the equity method to its investment in Sakhalin Energy Investment.

(7) Risks Related to Compliance

We are engaged in businesses in all industries through our many offices around the world. These activities subject us to a wide variety of laws and regulations. Specifically, we must comply with the Corporate Law, tax laws, securities and exchange laws, anti-monopoly laws, trade-related laws, environmental laws and various business laws in Japan. In addition, in the course of conducting business overseas, we must abide by the laws and regulations in the countries and regions where we operate.

We have established a Compliance Committee, which is headed by a Chief Compliance Officer, who is at the forefront of our efforts to raise awareness of compliance. This officer also directs and supervises compliance with laws and regulations of the MC Group as a whole on a consolidated basis.

Notwithstanding these initiatives, compliance risks cannot be completely avoided. Failure to fulfill our obligations under related laws and regulations could affect our businesses and operating results.

(8) Risks From Natural Disasters

A natural disaster such as an earthquake that damages Mitsubishi Corporation's offices, facilities or systems could hinder business activities.

Mitsubishi Corporation has established adequate countermeasures, having prepared a employee safety check system; disaster contingency manual for business contingency plan (BCP) execution; earthquake-proof measures for buildings, facilities or systems (including backup of data); and introduced a program of disaster prevention drills. However, no amount of preparation of this sort can completely avoid the risk of damage caused by a natural disaster. Accordingly, damage from a natural disaster could affect the company's operating results.

Note:
Earnings forecasts and other forward-looking statements in this release are management's current views and beliefs in accordance with data currently available, and are subject to a number of risks, uncertainties and other factors that may cause actual results to differ materially from those projected.

Subsidiaries and Affiliated Companies

Mitsubishi Corporation

Mitsubishi Corporation's subsidiaries and affiliates are diverse organizations engaged in a wide variety of activities on a global scale. We manufacture and market a wide range of products, including energy, metals, machinery, chemicals and living essentials through our domestic and overseas network. We also are involved in diverse businesses by actively investing in areas such as natural resources development and project development. Some of our basic functions -- finance, information, logistics and marketing -- enhance the above activities and enable us to provide various services to customers. We are also engaged in diversified businesses such as creating new business models in environmental, medical and nursing care areas and new technology related businesses.

Mitsubishi Corporation organizes business groups according to products and services. Products and services are managed through the business groups of the parent company, subsidiaries, and affiliated companies (Subsidiaries: 379, Affiliated companies: 194).

The following table shows products and services by business groups and major subsidiaries and affiliated companies.

On April 1, 2007, Mitsubishi Corporation established the Business Innovation Group and the Industrial Finance, Logistics & Development Group. This move involved reorganizing the Innovation Center, New Business Initiative Group and businesses of other groups. As a result, Mitsubishi Corporation now has seven business groups.

The Business Innovation Group comprises the Innovation Center; the IT, medical and nursing care, media and consumer-related businesses formerly of the New Business Initiative Group; and new energy and environment-related businesses, which were previously scattered across the company's business groups. The Business Innovation Group will develop and foster various fields that have the potential to become business groups in their own right in the future. Furthermore, the Industrial Finance, Logistics & Development Group amalgamates the financial services and logistics services businesses formerly of the New Business Initiative Group as well as development and construction project, domestic automobile leasing and airline-related businesses of the Machinery Group. The Industrial Finance, Logistics & Development Group will mainly promote the development of a new finance business model which has asset finance at its core.

	PRODUCTS OR SERVICES	MAJOR SUBSIDIARIES	MAJOR AFFILIATED COMPANIES
NEW BUSINESS INITIATIVE	IT, Media & Communication, Financial Services, Consumer-Related Business, Logistics, Healthcare & Life care, etc.	MITSUBISHI CORPORATION LT, INC. IT FRONTIER CORPORATION NIPPON CARE SUPPLY CO., LTD	MS COMMUNICATIONS CO., LTD. CREATE RESTAURANTS INC. MITSUBISHI AUTO LEASING HOLDINGS CORPORATION
ENERGY BUSINESS	Petroleum Products, Carbon, Crude Oil, LPG, LNG, etc.	MITSUBISHI SHOJI SEKIYU CO., LTD. PETRO-DIAMOND INC. DIAMOND GAS RESOURCES PTY., LTD.	JAPAN AUSTRALIA LNG(MIMI) PTY., LTD. BRUNEI LNG SENDIRIAN BERHAD SAKHALIN ENERGY INVESTMENT
METALS	Ferrous Products, Coals, Ore, Non-Ferrous Metals & Minerals, Non-Ferrous Metal Products, etc.	METAL ONE CORPORATION JECO CORPORATION MITSUBISHI DEVELOPMENT PTY., LTD.	IRON ORE COMPANY OF CANADA MOZAL S.A.R.L.
MACHINERY	Power & Electrical Systems, Railways, Elevators, Plants, Ships, Automobiles, Industrial Machinery, Project Development & Construction, Satellite & Aerospace, etc.	NIKKEN CORPORATION NORELEC DEL NORTE, S.A.DE C.V. TRI PETCH ISUZU SALES CO., LTD. MC AVIATION FINANCIAL SERVICES (EUROPE) B.V. MCE BANK GMBH	SPACE COMMUNICATIONS CORPORATION THE COLT CAR COMPANY LTD.
CHEMICALS	Petrochemical Products, Raw Material for Synthetic Fiber, Fertilizer, Functional Chemicals, Synthetic Raw Materials and Plastics, Food Additives, Feed Additives, Advanced Materials, etc.	MITSUBISHI SHOJI PLASTICS CORP. KOHJIN CO., LTD. TOWA CHEMICAL INDUSTRY CO., LTD. MITENI S.P.A.	SPDC LTD. METANOL DE ORIENTE, METOR, S.A. AROMATICS MALAYSIA SDN. BHD.
LIVING ESSENTIALS	Foods & Food Products, Textiles, General Merchandise, etc.	RYOSHOKU LTD. TOYO REIZO CO., LTD. SAN-ESU INC. MEIDI-YA CORPORATION MITSUBISHI SHOJI CONSTRUCTION MATERIALS LTD. PRINCES LTD. ALPAC FOREST PRODUCTS INCORPORATED	COCA-COLA CENTRAL JAPAN CO., LTD. KENTUCKY FRIED CHICKEN JAPAN LTD. LAWSON, INC. LIFE CORPORATION HOKUETSU PAPER MILLS, LTD. MITSUBISHI CEMENT CORPORATION
OTHER	Finance, Accounting, Personnel, General affairs, Create and promote new businesses related to new technologies in new fields, etc.	MITSUBISHI CORPORATION FINANCIAL & MANAGEMENT SERVICES(JAPAN) LTD. MITSUBISHI CORPORATION FINANCE PLC	
REGIONAL SUBSIDIARIES	Handling of a broad range of products, similar to the parent company in Japan	MITSUBISHI INTERNATIONAL CORPORATION MITSUBISHI CORPORATION INTERNATIONAL N.V. MITSUBISHI CORPORATION(HONG KONG) LTD.	

Note:

1. The total number of consolidated subsidiaries and equity-method affiliates represents companies which the company directly consolidates or to which it applies the equity method. 469 companies directly consolidated by subsidiaries as of March 31, 2007 are excluded from this total.
2. MITSUBISHI AUTO CREDIT-LEASE CORP. was separated from the finance business in connection with MMC vehicles and renamed MITSUBISHI AUTO LEASING CORPORATION on January 1, 2007. On March 1, 2007, it became a group company of MITSUBISHI AUTO LEASING HOLDINGS CORPORATION, a holding company established by Mitsubishi Corporation and Diamond Auto Lease Co., Ltd., a wholly owned subsidiary of Diamond Lease Co., Ltd.

Management Policies

1. Medium-term Management Plan—INNOVATION 2007

In July 2004, Mitsubishi Corporation launched a four-year medium-term management plan called INNOVATION 2007. Covering the period from fiscal 2005, ended March 31, 2005, to fiscal 2008, ending March 31, 2008, INNOVATION 2007 envisioned a triple jump growth process—"hop," "step" and "jump." The first two years of the plan, fiscal 2005 and fiscal 2006, were designated as the "hop" period, with the subsequent two years, fiscal 2007 and fiscal 2008, the "step" stage. For this four-year period, Mitsubishi Corporation's management policy was to set the stage for sustained growth in the subsequent "jump" stage by embracing change.

Subsequently, in April 2006, Mitsubishi Corporation revised the numerical targets and investment plans for INNOVATION 2007 for the "step" period, while leaving the vision and basic concepts of this plan unchanged. By leveraging its strong financial position to increase new investments and strengthen existing businesses, Mitsubishi Corporation is targeting sustained growth.

In April 2007, Mitsubishi Corporation established the Business Innovation Group and the Industrial Finance, Logistics & Development Group. This move involved progressively reorganizing the Innovation Center, New Business Initiative Group and other related groups after Mitsubishi Corporation newly designated three fields—new energies & the environment, medical health care, and finance—as "Next-Generation Core Businesses" that should be developed by the entire company into key core businesses of the future. This organizational restructuring means that Mitsubishi Corporation now has seven business groups: Business Innovation; Industrial Finance, Logistics & Development; Energy Business; Metals; Machinery; Chemicals; and Living Essentials.

Under this new framework, Mitsubishi Corporation will push steadily forward with its plans in fiscal 2008, the final year of INNOVATION 2007, to lay the groundwork for sustained growth in the "jump" period.

(1) The Vision

INNOVATION 2007 reflects the vision of Mitsubishi Corporation as "a new industry innovator."

This vision entails leveraging the company's participation in all manner of industries on a global basis, one of its defining strengths. The objectives are to create new paradigms by changing industries based on market needs and to support the creation of new, next-generation industries. In this way, the company will help customers and contribute widely to industries and society at large. Mitsubishi Corporation is therefore aiming to be "a new industry innovator" that contributes to society by growing while opening pathways to the future.

(2) <u>Three Basic Concepts</u>

As it aims to be "a new industry innovator," Mitsubishi Corporation will take management actions to achieve the following three basic concepts of INNOVATION 2007.

1) Grasp Change and Open Up A New Era for MC
(Medium- to Long-term Growth Strategy)
2) Develop Human Assets
(Retain and Nurture Human Resources and Enhance Their Business Sensitivity)
3) Reinforce Internal Systems
(Continuously Strengthen the Management System)

1) Grasp Change and Open Up A New Era for MC
(Medium- to Long-term Growth Strategy)

During the "hop" period, Mitsubishi Corporation made investments totaling approximately 700.0 billion yen. In the "step" period, having positioned it as a period for building on our achievements thus far to achieve sustained growth, we will invest around 1,200.0 billion yen, mainly in the two fields below. Our plan is to strengthen our earnings base by expanding existing businesses, developing value chains, broadening our geographic reach, extending successful models to neighboring industries and taking other actions. At the same time, we will strengthen our trading capabilities.

a. Company-wide Promotion Fields

We have designated fields that are expected to grow in the future and where we can display our outstanding capabilities as Next-Generation Core Businesses. We will thus take a company-wide approach in developing these fields to grow them into businesses that generate earnings of a scale befitting a business group or division over the medium and long terms. Specifically, these three fields are new energies & the environment, medical health care and finance. Efforts in this regard will be spearheaded by the Business Innovation Group and the Industrial Finance, Logistics & Development Group, which were established in April this year. (For more details, please refer to part (5) below—"Establishment of the Business Innovation Group and the Industrial Finance, Logistics & Development Group".)

b. Strategic Fields

The energy, metal resources, metal products, overseas IPP, automobile, chemical products, food, paper-related and retail businesses have for many years been core businesses of Mitsubishi Corporation. Having identified these as Strategic Fields, we will concentrate human and capital resources in these areas, which we expect to remain the backbone of our earnings going forward.

2) Develop Human Assets

(Retain and Nurture Human Resources and Enhance Their Business Sensitivity)

Mitsubishi Corporation is putting in place personnel systems and creating the environment for retaining and nurturing employees to support growth, motivating them further and enhancing their business sensitivity.

Specifically, we are giving top priority to developing reliable people with the ability to build businesses meeting customer needs, while at the same time securing and grooming people with the ability to function as CEOs and CFOs of our subsidiaries and affiliated companies from a long-term perspective. As part of this approach, in April 2006 we established the Center for Human Resources Development, which is advancing the development of human resources across the group on a global basis in an integrated manner.

Furthermore, by improving performance evaluation and remuneration systems, refining and establishing training programs and enhancing support systems for employees who are pregnant, raising children or have other family responsibilities, we are also endeavoring to create an environment in which it is even easier for many different types of people to work.

3) Reinforce Internal Systems

(Continuously Strengthen the Management System)

To support its growth strategy, Mitsubishi Corporation is strengthening its management system by implementing the following sorts of initiatives.

a. Mitsubishi Corporation is strengthening management of its business portfolio by continuously putting in place structures to support management and in particular the prioritization of strategic business fields. Initiatives to date have included the introduction of balance sheet management methods; Mitsubishi Corporation Value Added (MCVA), a proprietary management indicator that measures a BU's degree of contribution to raising corporate value; and the Business Unit (BU) system, which categorizes BUs by strategic mission.

b. In October 2006, Mitsubishi Corporation established the BPI (Business Process Innovation) and Internal Control Department to take the lead in integrating the establishment and continuous refinement of internal control systems on a consolidated basis. The goal is to ensure compliance, proper financial reporting and the efficient monitoring, management and handling of all business risks in a systematic manner.
Regarding the reliability of financial reporting, in particular, Mitsubishi Corporation has been proceeding with work on a consolidated basis to establish a framework for documenting, evaluating and improving the company-wide internal control system and processes for the preparation of financial statements.

c. Mitsubishi Corporation is also refining management systems using IT and establishing systems that provide accurate group management information on a timely basis. We will continue to concentrate on these efforts through to fiscal 2010.

(3) INNOVATION 2007 Medium-term Numerical Targets

Mitsubishi Corporation's goal is ultimately to be a company that can consistently deliver consolidated net income of at least 400.0 billion yen* during the "jump" period following the end of INNOVATION 2007 by making new investments of around 1,200.0 billion yen and strengthening existing businesses in the "step" period.
We will also focus on ROE as a key management yardstick with the aim of achieving an average of 15% over the medium and long terms.

*This goal assumes no major change in the current economic environment. We may revise our target if there is such a major change.

(4) Progress With Investment Plan

In fiscal 2007, the first year of the "step" period, Mitsubishi Corporation made investments totaling approximately 160.0 billion yen in the energy and metal resources fields, including LNG projects in Sakhalin and Western Australia and in Australian coking coal operations. In addition, we took a number of proactive steps involving the investment of around 450.0 billion yen. We purchased shares of Isuzu Motors Limited and Hokuetsu Paper Mills, Ltd., we made investments in food businesses, we subscribed to private placement by Kinsho Corporation and purchased shares of Kohjin Co., Ltd.
At the same time, we realigned our asset portfolio through various actions such as selling shares in Diamond City Co., Ltd., Isuzu Motors and Nippon Access, Inc. As a

result, our investment assets, such as fixed assets and investment securities, increased 350.0 billion yen during the course of fiscal 2007.

(5) Establishment of the Business Innovation Group and the Industrial Finance, Logistics & Development Group

-1- Business Innovation Group

a. The Business Innovation Group comprises three former divisions of the New Business Initiative Group—Human Care Business, Media Consumer Business and Information & Communication Technology (ICT) Business—as well as the Innovation Center and the New Energy & Environment Business Division, which integrates related businesses previously scattered across the company in the Innovation Center and business groups.

b. The Innovation Center will continue past company-wide development efforts such as in respect of R&D and incubation of individual projects targeting domains that are new to our business groups as well as providing business development incentives. At the same time, amid dynamic change in the structure of industries globally and rapid technological innovation, the Business Innovation Group's mission is to develop competitive businesses with strong earnings power by actively targeting high-growth fields of industry that have the potential to be a bedrock of MC's business in the years ahead.

c. In this regard, the Business Innovation Group will play a vital role in our efforts in the new energies & the environment and medical health care fields, two of the three fields designated as Next-Generation Core Businesses. Our goal is to grow the earnings of these businesses to the point where they can develop into business groups or divisions in the future.

-2- Industrial Finance, Logistics & Development Group

a. Mitsubishi Corporation's business groups have long used finance functions as an important tool supporting supply chains. Recently, the finance business has been undergoing major change on a global level. For example, the scope of the asset finance business, which brings commodities and finance together, has widened. This is perhaps best represented by real estate investment trusts (REITs). There has also been increased M&A activity overseas as well as in Japan, and demand for infrastructure and leasing services, particularly in emerging nations, is growing. Other dynamics are shaping the finance business landscape too.

b. Viewing this change as a business opportunity, we are determined to powerfully grow and develop a new finance business model which has asset finance at its core. This determination is highlighted by our designation of finance as one of three Next-Generation Core Businesses and the Industrial Finance, Logistics & Development Group was established to lead our efforts here. This new group integrates departments and businesses involved with finance and asset businesses previously scattered across the company. Specifically, it brings under its wing the Financial Services Division and Logistics Services Division, which were part of the New Business Initiative Group; and the Development & Construction Project Division, Airline Business Unit, and automobile leasing business in Japan, all of which formerly belonged to the Machinery Group.

Mitsubishi Corporation and subsidiaries

CONSOLIDATED BALANCE SHEETS (US GAAP)

March 31, 2007 (unaudited) and 2006

ASSETS	Millions of Yen		
	March 31 2007	March 31 2006	Increase or [-]decrease
Current assets:			
Cash and cash equivalents	754,776	646,317	108,459
Time deposits	12,736	7,607	5,129
Short-term investments	129,343	188,572	-59,229
Receivables-trade:			
Notes and loans	601,881	538,799	63,082
Accounts	2,828,042	2,580,476	247,566
Affiliated companies	232,741	224,406	8,335
Allowance for doubtful receivables	(35,779)	(44,802)	9,023
Inventories	913,383	840,874	72,509
Advance payments to suppliers	164,103	161,374	2,729
Deferred income taxes	40,712	49,493	-8,781
Other current assets	229,881	190,404	39,477
Total current assets	5,871,819	5,383,520	488,299
Investments and non-current receivables:			
Investments in and advances to affiliated companies	1,304,817	1,090,222	214,595
Other investments	2,177,320	1,884,656	292,664
Non-current notes, loans and accounts receivable-trade	477,704	493,027	-15,323
Allowance for doubtful receivables	(46,164)	(52,239)	6,075
Total investments and non-current receivables	3,913,677	3,415,666	498,011
Property and equipment- net	1,380,203	1,327,272	52,931
Other assets	319,965	284,783	35,182
Total	11,485,664	10,411,241	1,074,423

Mitsubishi Corporation and subsidiaries
CONSOLIDATED BALANCE SHEETS (US GAAP)
March 31, 2007 (unaudited) and 2006

. LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen		
	March 31 2007	March 31 2006	Increase or [-]decrease
Current liabilities:			
Short-term debt	612,573	626,155	-13,582
Current maturities of long-term debt	346,786	291,634	55,152
Payables-trade:			
Notes and acceptances	239,346	228,187	11,159
Accounts	2,453,544	2,206,383	247,161
Affiliated companies	147,659	126,832	20,827
Advances from customers	146,474	143,330	3,144
Accrued income taxes	152,858	89,313	63,545
Other accrued expenses	139,919	133,791	6,128
Other current liabilities	277,556	295,795	-18,239
Total current liabilities	4,516,715	4,141,420	375,295
Long-term debt, less current maturities	2,865,008	2,877,149	-12,141
Accrued pension and severance liabilities	46,599	40,121	6,478
Deferred income taxes	566,446	466,663	99,783
Other long-term liabilities	222,894	238,932	-16,038
Minority interests	317,071	267,692	49,379
Shareholders' equity:			
Common stock	199,228	197,818	1,410
Additional paid-in capital	254,376	251,598	2,778
Retained earnings:			
Appropriated for legal reserve	38,640	37,695	945
Unappropriated	1,832,350	1,450,012	382,338
Accumulated other comprehensive income:			
Net unrealized gains on securities available for sale	627,523	544,328	83,195
Net unrealized gains (losses) on derivatives	2,759	(7,151)	9,910
Minimum pension liability adjustments	-	(2,669)	2,669
Defined Benefit Pension Plans	2,228	-	2,228
Foreign currency translation adjustments	(4,787)	(91,250)	86,463
Less treasury stock	(1,386)	(1,117)	-269
Total shareholders' equity	2,950,931	2,379,264	571,667
Total	11,485,664	10,411,241	1,074,423

Mitsubishi Corporation and subsidiaries
CONSOLIDATED STATEMENTS OF INCOME (US GAAP)
Years ended March 31, 2007 (unaudited) and 2006

	Millions of Yen			
	2007	2006	Increase or [-]decrease	%
Revenues:				
Revenues from trading, manufacturing and other activities	4,362,550	4,141,669	220,881	5.3
Trading margins and commissions on trading transactions	724,250	685,275	38,975	5.7
Total revenues	5,086,800	4,826,944	259,856	5.4
Cost of revenues from trading, manufacturing and other activities	(3,938,699)	(3,775,463)	-163,236	4.3
Gross profit	1,148,101	1,051,481	96,620	9.2
Expenses and other:				
Selling, general and administrative	(734,706)	(696,779)	-37,927	5.4
Provision for doubtful receivables	(1,265)	(4,838)	3,573	/
Interest expense - net	(14,263)	(4,435)	-9,828	221.6
Dividend income	133,506	68,135	65,371	95.9
Gain on marketable securities and investments - net	86,770	51,318	35,452	/
Loss on property and equipment-net	(7,594)	(2,139)	-5,455	/
Other income (expense) - net	(15,007)	15,640	-30,647	/
Total	(552,559)	(573,098)	20,539	/
Income from consolidated operations before income taxes	595,542	478,383	117,159	24.5
Income taxes:				
Current	(246,437)	(178,016)	-68,421	/
Deferred	(34,697)	(34,040)	-657	/
Income from consolidated operations	314,408	266,327	48,081	18.1
Minority interests in income of consolidated subsidiaries	(45,371)	(35,290)	-10,081	/
Equity in earnings of affiliated companies	146,858	119,008	27,850	23.4
Net income	415,895	350,045	65,850	18.8

NOTE:

1. The companies display revenues and cost of revenues in accordance with the accounting guidance by the Financial Accounting Standards Boards ("FASB") Emerging Issues Task Force ("EITF") No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent".
Operating transactions and operating income, as presented below, are voluntary disclosures solely for the convenience of investors in Japan.
The figures are as follows.

	2007	2006	Increase or [-] decrease	%
Operating transactions	20,516,264	19,067,153	1,449,111	7.6
Operating income	412,130	349,864	62,266	17.8

Operating transactions represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.
Operating transactions and operating income, as presented above, are non-US GAAP measures commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS) (US GAAP)

Years ended March 31, 2007 (unaudited) and 2006

	Millions of Yen	
	2007	2006
Shareholders' Equity		
Common stock		
Balance, beginning of year	197,818	126,705
Issuance of common stock upon exercise of stock options	423	375
Issuance of common stock upon conversion of convertible bonds	987	70,738
Balance, end of year	199,228	197,818
Additional paid-in capital		
Balance, beginning of year	251,598	179,632
Compensation expense related to stock options	1,246	786
Issuance of common stock upon exercise of stock options	423	374
Issuance of common stock upon conversion of convertible bonds	987	70,738
Gains on sales of treasury stock	122	68
Balance, end of year	254,376	251,598
Retained earnings appropriated for legal reserve:		
Balance, beginning of year	37,695	37,173
Transfer from unappropriated retained earnings	945	522
Balance, end of year	38,640	37,695
Unappropriated retained earnings:		
Balance, beginning of year	1,450,012	1,138,509
Cumulative effect of changes in accounting principles	(4,563)	-
Net income	415,895	350,045
Total	1,861,344	1,488,554
Deduct:		
Cash dividends paid	(67,475)	(40,546)
Transfer to retained earnings appropriated for legal reserve	(945)	(522)
Total	(68,420)	(41,068)
The effect of change in fiscal year-end of certain subsidiaries	39,426	2,526
Balance, end of year	1,832,350	1,450,012
Accumulated other comprehensive income (net of tax):		
Balance, beginning of year	443,258	23,365
Other comprehensive income	172,432	419,248
Adjustment to initially apply FASB Statement No. 158, net of tax	2,951	-
The effect of change in fiscal year-end of certain subsidiaries	9,082	645
Balance, end of year	627,723	443,258
Treasury stock:		
Balance, beginning of year	(1,117)	(930)
Purchases-net	(269)	(187)
Balance, end of year	(1,386)	(1,117)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Years ended March 31, 2007 (unaudited) and 2006

	Millions of Yen	
	2007	2006
Comprehensive Income		
Net income	415,895	350,045
Other comprehensive income:		
Unrealized gains on securities available for sale	80,340	265,489
Unrealized gains (losses) on derivative instruments	9,917	(10,034)
Minimum pension liability adjustments	1,831	35,873
Foreign currency translation adjustments	80,344	127,920
Other comprehensive income	172,432	419,248
Comprehensive Income	588,327	769,293

NOTE: 1. Dividends and appropriations for legal reserve shown for each period represent dividends paid out during the year and the appropriation for legal reserve made in relation to the respective dividends.

2. As for " Cumulative effect of changes in accounting principles" and "Adjustment to initially apply FASB Statement No. 158, net of tax", please see Note 4. of "Basis of Consolidated Financial Statements".

3. As for "The effect of change in fiscal year-end of certain subsidiaries", please see Note 3. of "Basis of Consolidated Financial Statements"

Mitsubishi Corporation and subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS (US GAAP)
Years ended March 31,2007(unaudited) and 2006

	Millions of Yen	
	Year ended March 31, 2007	Year ended March 31, 2006
I. Operating activities:		
Net income	415,895	350,045
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	135,471	126,967
Provision for doubtful receivables	1,265	4,838
Gain on marketable securities and investments - net	(86,770)	(51,318)
loss on property and equipment - net	7,594	2,139
Equity in earnings of affiliated companies, less dividends received	(61,576)	(53,060)
Deferred income taxes	34,697	34,040
Changes in operating assets and liabilities:		
Short-term investments -trading securities	24,692	(13,349)
Notes and accounts receivable - trade	(160,843)	(160,672)
Inventories	(67,103)	(129,157)
Notes, acceptances and accounts payable - trade	179,426	156,333
Other - net	38,031	69,510
Net cash provided by operating activities	460,779	336,316
II. Investing activities:		
Net increase in property and equipment and other assets	(119,087)	(183,085)
Net increase (decrease) in investments	(166,126)	12,416
Net decrease in loans receivable	5,626	37,834
Net increase (decrease) in time deposits	(2,053)	38,364
Net cash used in investing activities	(281,640)	(94,471)
III. Financing activities:		
Net increase (decrease) in short-term debt	(62,752)	18,843
Net decrease in long-term debt	(9,757)	(166,901)
Issuance of common stock upon exercise of stock options	846	749
Payment of dividends	(67,475)	(40,546)
Other - net	(104)	(63)
Net cash used in financing activities	(139,242)	(187,918)
IV. Effect of exchange rate changes on cash and cash equivalents	18,716	25,019
V. Effect of change in fiscal year-end of certain subsidiaries	49,846	(1,634)
VI. Net increase in cash and cash equivalents	108,459	77,312
VII. Cash and cash equivalents, beginning of year	646,317	569,005
VIII. Cash and cash equivalents, end of year	754,776	646,317

Basis of Consolidated Financial Statements

1. Basic Accounting Policies

The accompanying consolidated financial statements of Mitsubishi Corporation (the "Company") and its subsidiaries (collectively, "the companies") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The principle differences between U.S. and Japanese accounting standards applicable to the companies relate to the followings:

(1) Valuation of investments
(2) Deferral of gain on sales of properties for tax purpose (Not permitted under U.S. GAAP)
(3) Derivative instruments and hedge accounting
(4) Pension and retirement benefit accounting (Unfunded obligations are recognized as liabilities and other comprehensive income (loss) for U.S. GAAP)
(5) Business combinations and Goodwill and other intangible assets accounting

2. Scope of Consolidation and Application of the Equity Method

(1) Number of consolidated subsidiaries and equity-method affiliates

	As of Mar.31, 2007	As of Mar.31, 2006	Change
Consolidated subsidiaries	379	365	14
Equity-method affiliates	194	185	9
Total	573	550	23

Note: The numbers of consolidated subsidiaries stated above represent companies which the parent company directly consolidates or applies the equity method. Companies directly consolidated by subsidiaries, totaling 469 and 453 companies as of March 31, 2007 and March 31, 2006, respectively, are excluded from the above.

(2) Changes in scope of consolidation and application of the equity method

[Consolidated subsidiaries]

New: KINSHO CORPORTATION, MMC AUTOMOVILES ESPANA, KOHJIN (transferred from equity-method affiliate) and others (Total 47 companies)

Excluded: SPHERE, GAS DIANA TRANSPORT, MC MACRO FUND and others (Total 33 companies)

[Equity-method affiliates]

New: HOKUETSU PAPER MILLS, NIPPON RESIBON CORPORATION, ASTOMOS ENERGY CORPORATION (transferred from consolidated subsidiary) and others (Total 22 companies)

Excluded: DIAMOND CITY and others (Total 13 companies)

3. Change in Fiscal Year ends of Subsidiaries

Certain subsidiaries changed their fiscal year ends to March 31 mainly from December 31, to increase the timeliness and clarity of the companies' consolidated financial position and results of operations. The periodic accounting of earnings and losses for the months that exceeds 12 months were directly credited or charged through the unappropriated retained earnings in order to maintain the comparability of periodic earnings. As a result, "Retained earnings" increased by 39,426 million yen and "Accumulated other comprehensive income (net of tax)" by 9,082 million yen.

4. Application of New Accounting Standards

On March 31,2007, the company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132 (R) ("SFAS 158"). SFAS 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans to recognize the funded status of their benefit plans, which is the difference between the fair value of plan assets and benefit obligations, in the consolidated balance sheet. In addition, SFAS 158 requires that the adjustment in accordance to adopting SFAS 158 to be recognized in "Accumulated other comprehensive income (net of tax)." As a result, "Accumulated other comprehensive income (net of tax)" increased by 2,951 million yen.

The company adopted Emerging Issues Task Force("EITF") No.04-6, "Accounting for Stripping Costs Incurred During Production in the Mining Industry," as of April 1, 2006. EITF No.04-6 requires that stripping costs incurred during production phase of the mine be account for as variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred.

In accordance with EITF No.04-6, the cumulative effect of initially adopting this consensus was accounted for as an adjustment to the opening balance of unappropriated retained earnings in the period ended September 30, 2006. As a result, "Unappropriated retained earnings" decreased by 4,563 million yen.

[Operating Segment Information]

The companies' operating segment information at and for the years ended March 31, 2007 and 2006 is as follows:

Year ended March 31, 2007

	Millions of Yen									
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Gross profit	56,853	80,904	366,789	197,883	86,252	348,655	1,137,336	10,772	(7)	1,148,101
Equity in earnings of affiliated companies............	3,408	49,745	43,227	20,523	13,456	19,399	149,758	(544)	(2,356)	146,858
Net income(loss)	12,202	73,999	186,818	83,201	19,994	48,286	424,500	(8,988)	383	415,895
Segment assets	486,738	1,556,896	3,204,975	2,633,935	831,606	2,153,026	10,867,176	1,283,790	(665,302)	11,485,664
Operating transactions:										
External customers.............	232,103	4,370,967	5,254,694	3,438,274	2,196,880	4,946,527	20,439,445	78,291	(1,472)	20,516,264
Intersegment	46,275	6,243	6,718	2,155	5,642	6,721	73,754	2,238	(75,992)	-
Total	278,378	4,377,210	5,261,412	3,440,429	2,202,522	4,953,248	20,513,199	80,529	(77,464)	20,516,264

Year ended March 31, 2006

	Millions of Yen									
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Gross profit	52,461	93,880	304,829	181,197	76,977	336,216	1,045,560	6,051	(130)	1,051,481
Equity in earnings of affiliated companies............	4,347	40,004	31,400	18,270	9,108	18,446	121,575	(468)	(2,099)	119,008
Net income(loss)	19,390	75,061	135,780	70,350	19,595	48,571	368,747	(13,444)	(5,258)	350,045
Segment assets	690,830	1,501,723	2,669,659	2,456,423	707,681	1,943,991	9,970,307	1,087,676	(646,742)	10,411,241
Operating transactions:										
External customers.............	231,574	4,524,941	4,181,131	3,349,762	1,940,335	4,785,136	19,012,879	54,449	(175)	19,067,153
Intersegment	42,002	8,449	3,855	4,323	4,758	5,334	68,721	3,197	(71,918)	-
Total	273,576	4,533,390	4,184,986	3,354,085	1,945,093	4,790,470	19,081,600	57,646	(72,093)	19,067,153

NOTE:

1. Operating transactions, as presented above, is a voluntary disclosure solely for the convenience of investors in Japan.
   Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions excludes the contract value of transactions in which the companies' role is limited to that of a broker.
2. "Other" represents the Corporate Staff Section which primarily provides services and operational support to the companies and affiliates.
   This column also includes certain revenue and expenses from business activities related to financing and human resource services that are not allocated to reportable operating segments.
   Unallocated corporate assets categorized in "Other" were 1,283,790 million yen and 1,087,676 million yen at March 31, 2007 and 2006 respectively, which consist primarily of cash, time deposits and securities for financial and investment activities.

Mitsubishi Corporation and subsidiaries

SEGMENT INFORMATION (US GAAP)

Years ended March 31, 2007 (unaudited) and 2006

| Geographic Segment Information |

The companies' segment information by geographic areas at and for the years ended March 31, 2007 and 2006 are as follows:

	Millions of Yen		
	2007	2006	Increase or [-] decrease
I Operating transactions			
Japan	16,181,788	15,717,112	464,676
U.S.A.	1,397,997	973,264	424,733
Thailand	611,895	534,932	76,963
Other	2,324,584	1,841,845	482,739
Total	20,516,264	19,067,153	1,449,111
II Gross profit			
Japan	695,092	675,805	19,287
Australia	178,641	154,494	24,147
U.S.A.	67,466	54,719	12,747
Other	206,902	166,463	40,439
Total	1,148,101	1,051,481	96,620
III Long-lived assets			
Japan	614,188	627,440	-13,252
Australia	294,685	240,330	54,355
U.S.A.	97,649	91,699	5,950
Canada	69,987	71,011	-1,024
Other	223,096	240,137	-17,041
Total	1,299,605	1,270,617	28,988

NOTE:

1. The companies' segment information by geographic areas are disclosed in accordance with SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information."

2. Operating transactions, as presented above, is a voluntary disclosure solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.

Mitsubishi Corporation and subsidiaries
EARNINGS PER SHARE (US GAAP)
Years ended March 31, 2007(unaudited) and 2006

[Earnings Per Share]

The following table presents the reconciliation of the numerators and the donominators of the basic and diluted EPS computations :

	Millions of yen	
	2007	2006
Numerator :		
Net income	415,895	350,045
Effect of dilutive securities		
Japanese yen convertible bonds	(29)	(1,446)
Diluted income	415,866	348,599
Denominator :		
Basic weighted-average common shares outstanding	1,687,066	1,625,211
Effect of dilutive securities		
Stock options	2,933	2,691
Japanese yen convertible bonds	6,184	67,485
Diluted outstanding shares	1,696,183	1,695,387
Per share amount :		
Basic	246.52	215.38
Diluted	245.18	205.62

FY2007 Results
- Supplement -

April 27, 2007

Mitsubishi Corporation

Major Changes from the Previous Fiscal Year

(Billion Yen)	Year ended March 31, 2006	Year ended March 31, 2007	Increase or decrease	Percentage of achivement
Operating Transactions	19,067.2	20,516.3	1,449.1	8%
Gross profit	1,051.5	1,148.1	96.6	9%
Operating income	349.9	412.1	62.2	18%
Consolidated net income	350.0	415.9	65.9	19%
Core earnings	537.4	679.5	142.1	26%


(Billion Yen)
Gross Profit by Segment
1,300.0
1,200.0
1,100.0
1,000.0
900.0
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
181.2
77.0
336.2
5.9
March 2006
197.9
86.3
348.7
10.6
March 2007
New Business Initiative
Energy Business
Metals
Machinery
Chemicals
Living Essentials
Eliminations or Unallocated

Historical record

-Operating transactions... Historical high
(The previous highest was 19.7 trillion yen of March 1991 fiscal year)

-Gross profit... Historical high
(The previous highest was 1,051.5 billion yen of March 2006 fiscal year)

-Operating Income...Historical high
(The previous highest was 349.9 billion yen of March 2006 fiscal year)

-Net Income... Historical high
(The previous highest was 350.0 billion yen in March 2006 fiscal year)

-Core earnings...Historical high
(The previous highest was 537.4 billion yen in March 2006 fiscal year)

Year on Year Changes of Consolidated Net Income (by business segment)-1


(Billion Yen)
Net Income by Segment
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
-50.0
12.2
70.4
19.6
48.6
-18.9
83.2
20.0
48.3
-8.6
March 2006
March 2007
New Business Initiative
Energy Business
Metals
Machinery
Chemicals
Living Essentials
Eliminations or Unallocated

Reasons for Changes by Business Segment

- New Business Initiative (down 37%)
Declined due to lower foreign currency-related gains at finance subsidiary and a decrease in gains from investment activities.

- Energy Business (down 1%)
There was an increase in equity in earnings of overseas natural resources related investments, but declined overall due to an increase in development expenses accompanying progress with certain projects and the absence of gains on the sale of upstream interests recorded in the previous fiscal year.

- Metals (up 38%)
Rise due to increase in equity in earnings and dividend income at overseas business investments on higher non-ferrous metals prices; increase in earnings of Australian coking coal subsidiary on higher sales prices; and increase in earnings backed by strong performance at Metal One Corporation.

- Machinery (up 18%)
Rise due to gains on the sale of Diamond City and Isuzu Motors shares, despite the absence of tax benefits relating to the write off of Iraq trade receivables recorded in the previous fiscal year.

- Chemicals (up 2%)
Reflects Solid growth at the parent company and higher equity in earnings of overseas companies, while there was a impairment losses on property and equipment at overseas subsidiary.

-Living Essentials (down 1%)
Strong food transactions in parent company, but slight decrease in net income due to earnings fall in food-related subsidiaries.

Year on Year Changes of Consolidated Net Income (by business segment)-2


(Billion Yen)
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
-50.0
210.9
158.0
-18.9
260.8
163.7
-8.6
March 2006
March 2007
<<Resource-related segments>>
Earnings up 49.9 billion yen (24%)
<<Segments other than those associated with resources>>
Earnings up 5.7 billion yen (4%)
Eliminations or Unallocated
Energy Business/Metals
New Business Initiative/Machinery/Chemicals/Living Essentials

Resource Prices

	Mar. 2006	Mar. 2007	Increase or decrease
Crude oil (Dubai)	53.50	60.85	7.35
Copper ($/MT)	4,097	6,970	2,873
Aluminum ($/MT)	2,029	2,665	636

Shareholders' Equity and Interest Bearing Liabilities


(Billion Yen)
(x)
4,000.0
3,500.0
3,000.0
2,500.0
2,000.0
1,500.0
1,000.0
500.0
0.0
3.0
2.5
2.0
1.5
1.0
0.5
0.0
3,520.8
1,224.9
2.9
3,430.3
1,504.5
2.3
3,148.7
2,379.3
1.3
3,046.3
2,950.9
1.0
March 2004
March 2005
March 2006
March 2007
Interest bearing liabilities (Net)
Total shareholders' equity
Debt to equity ratio (Net)

Reason for changes in shareholders' equity (Compared to March 31, 2006)

1. **Higher net income (415.9 billion yen)**
2. **Dividend payment (- 67.5 billion yen)**
3. **Increase in net unrealized gains on securities available for sale (83.2 billion yen)**

   ...increase in unrealized gains on listed shares due to rising stock prices
4. **Improvement in foreign currency translation adjustments (86.5 billion yen)**

   ...due to weaker yen against AUS$, EURO, BAHT etc.

Return on Equity


(Billion Yen)
(%)
3,500.0
3,000.0
2,500.0
2,000.0
1,500.0
1,000.0
500.0
0.0
20.0
15.0
10.0
5.0
0.0
10.7
13.4
18.0
15.6
1,224.9
1,504.5
2,379.3
2,950.9
116.0
182.4
350.0
415.9
March 2004
March 2005
March 2006
March 2007
Consolidated net income
Total shareholders' equity
ROE

Non-consolidated Earnings


(Billion Yen)
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
Parent company's earnings increased along with consolidated earnings
116.0
33.0
182.4
66.1
350.0
141.8
415.9
320.4
'04.3
'05.3
'06.3
'07.3
Consolidated net income
Parent company net income

Outlook for the Fiscal Year Ending March 2008

(Billion Yen)	FY2007	FY2008 Outlook	Change from March 2007	% of increase
Operating Transactions	20,516.3	19,500.0	-1,016.3	-5%
Gross profit	1,148.1	1,180.0	31.9	3%
Operating income	412.1	385.0	-27.1	-7%
Consolidated net income	415.9	400.0	-15.9	-4%
Core earnings	679.5	615.0	-64.5	-9%

Forward-looking Statements
Earnings forecasts and other forward-looking statements in this presentation are management's current views and beliefs in accordance with data currently available, and are subject to a number of risks, uncertainties and other factors that may cause actual results to differ materially from those projected.

Basic Assumptions for the FY2008 Outlook

	FY2007	Assumptions for FY2008 Outlook	Increase or decrease	Sensitivities to consolidated net income
Foreign Exchange (YEN/$)	117.0	115.0	-2.0	±10 yen per 1 US$ ⇒ ±24.0 billion yen
Yen Interest (%)TIBOR	0.43	0.90	0.47	Majority of the effect of interest rates rising is offset with an increase in operating and investment profits. However, if the interest rates increase rapidly, the effect temporarily occurs.
US$ Interest (%)LIBOR	5.35	5.40	0.05	
Crude oil prices ($/BBL) (Dubai)	60.9	57.0	-3.9	±US$1 per barrel ⇒ ±1.0 billion yen
Copper($/MT)	6,970	6,724	-246	±US$100 per MT ⇒ ±0.8 billion yen
Aluminum($/MT)	2,665	2,700	-35	±US$100 per MT ⇒ ±1.0 billion yen

Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

April 27, 2007
Our ref. No. PI 124

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Mitsubishi Corporation to Succeed Domestic Food Science Business Via Corporate Divestiture**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager,
Investor Relations Office

Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

Translation of report filed with the Tokyo Stock Exchange on April 27, 2007

Mitsubishi Corporation to Succeed Domestic Food Science Business Via Corporate Divestiture

Mitsubishi Corporation today announced that it has decided to purchase all the shares of Chuo Foods Materials Co., Ltd., which operates a food and feed additives business, from Chuokasei Co., Ltd. via a corporate divestiture to make it a directly held wholly owned subsidiary, as detailed below. Chuokasei is a wholly owned Mitsubishi Corporation subsidiary, while Chuo Foods Materials is owned 100% by Chuokasei.

1. Purpose of Corporate Divestiture in Domestic Food Science Business

Mitsubishi Corporation owns several operating subsidiaries in the food science field that belong to the Chemicals Group and is endeavoring to expand business in this field. Going forward, Mitsubishi Corporation will look at integrating operations with other related operating subsidiaries as a means of realizing its growth strategy.

2. Overview of the Corporate Divestiture

(1) Schedule

Conclusion of corporate divestiture agreement: June 1, 2007 (planned)
Corporate divestiture date: July 4, 2007 (planned)
Corporate divestiture registration date: July 4, 2007 (planned)
Note: Mitsubishi Corporation and Chuokasei will proceed according to the same schedule.
(As this corporate divestiture falls within the definition of both a simplified corporate divestiture and an informal corporate divestiture, there is no requirement for Mitsubishi Corporation or Chuokasei to seek shareholder approval.)

(2) Corporate Divestiture Method

As the divesting company, Chuokasei will spin off and transfer the applicable businesses to Mitsubishi Corporation, which is the succeeding company.

(3) Increase in Common Stock Due to Succession

There will be no change in Mitsubishi Corporation's common stock. Furthermore, there will be no cancellation or consolidation of Mitsubishi Corporation's shares.

Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

(4) Handling of Stock Acquisition Rights and Bonds With Stock Acquisition Rights of Divesting Company

The divesting company has not issued stock acquisition rights or bonds with stock acquisition rights.

(5) Rights and Obligations Assumed by the Succeeding Company

The succeeding company will assume the assets and liabilities of Chuokasei subsidiary Chuo Foods Materials, contractual rights and obligations related to sales of said company and certain approvals and licenses, as far as they can be legally transferred.

(6) Fulfillment of Financial Obligations

Mitsubishi Corporation, the succeeding company, is not expected to fulfill all obligations after this corporate divestiture.

3. Profiles of the Companies Concerned With This Corporate Divestiture

(1) Profile of the Divesting Company (As of March 31, 2007)

-1- Company	Chuokasei Co., Ltd.
-2- Business Activities	Sales of industrial chemicals, petroleum products and fats and oils, pharmaceutical ingredients, organic fertilizers, food and feed additives and diatomite products
-3- Date Established	November 1949
-4- Head Office	Osaka
-5- President and CEO	Takahisa Yamada
-6- Common Stock	0.3 billion yen
-7- Shares of Common Stock Issued	6,000
-8- Net Assets	1.4 billion yen
-9- Total Assets	6.8 billion yen
-10- Fiscal Year-end	March 31
-11- No. of Employees	41 (excluding directors and corporate auditors)
-12- Main Trading Partners	Matsumoto Yushi-Seiyaku Co., Ltd., Toei Chemicals Co., Ltd., Sanyo Kasei, etc.
-13- Principal Shareholder and Shareholding	Mitsubishi Corporation (100%)
-14- Main Bank	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

-15- Relationship to Succeeding Company		The succeeding company is the parent company of the divesting company, holding all its shares.		
-16- Operating Results for Three Most Recent Years		Year ended March 31, 2007	Year ended March 31, 2006 (Transitional 3-month fiscal year due to balance date change)	December 31, 2005
	Net sales	12.5 billion yen	3.1 billion yen	12.1 billion yen
	Ordinary income	0.19 billion yen	0.07 billion yen	0.2 billion yen
	Net income	0.10 billion yen	0.05 billion yen	0.08 billion yen
	Basic net income per share	17,300 yen	7,817 yen	13,182 yen
	Net assets per share	225.881 yen	208,530 yen	214,139 yen

(2) Profile of the Succeeding Company (As of March 31, 2007)

-1- Company	Mitsubishi Corporation (Succeeding company)
-2- Business Activities	MC is involved in a broad and diverse range of businesses. These include domestic and overseas trading of products in the fields of energy, metals, machinery, chemicals and living essentials. MC also provides diverse types of business services in the areas of information, financing, logistics and other services, while investing in business projects on a global scale.
-3- Date Established	April 1, 1950
-4- Head Office	Tokyo
-5- President and CEO	Yorihiko Kojima
-6- Common Stock	199.2 billion yen
-7- Shares of Common Stock Issued	1,689,902,896
-8- Net Assets	1,705.7 billion yen
-9- Total Assets	6,188.7 billion yen
-10- Fiscal Year-end	March 31
-11- No. of Employees	5,489 (does not include temporary employees)
-12- Main Trading Partners	Sales: The Tokyo Electric Power Company,

Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

		Incorporated, Nippon Oil Corporation Suppliers: Mitsubishi Heavy Industries, Ltd, Saudi Arabian Oil Company		
-13- Principal Shareholders and Shareholdings		The Master Trust Bank of Japan, Ltd. (Trust Account) 7.11% Tokio Marine & Nichido Fire Insurance Co., Ltd. 5.51% Japan Trustee Services Bank, Ltd. (Trust Account) 4.66%		
-14- Main Banks		The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Corporate Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation		
-15- Relationship to Succeeding Company		The divesting company is a subsidiary of Mitsubishi Corporation, which owns all its issued shares.		
-16- Operating Results for Three Most Recent Years		Year ended March 31, 2007	Year ended March 31, 2006	Year ended March 31, 2005
	Operating transactions	10,890.0 billion yen	11,078.5 billion yen	9,961.9 billion yen
	Operating income	13.9 billion yen	8.0 billion yen	21.2 billion yen
	Ordinary income	348.6 billion yen	193.0 billion yen	110.3 billion yen
	Net income	320.4 billion yen	141.8 billion yen	66.1 billion yen
	Basic net income per share	189.85 yen	87.07 yen	42.11 yen
	Dividend per share	46.00 yen	35.00 yen	18.00 yen
	Net assets per share	1,009.63 yen	836.39 yen	589.67 yen

4. Details of Businesses to Be Succeeded

(1) Details of Businesses to Be Succeeded

-1- Business activities: Mitsubishi Corporation will assume businesses involving the manufacture and sale of thickening stabilizers, functional materials and other food and feed additives conducted by Chuo Foods Materials through the purchase of all (100%) the shares of Chuo Foods Materials owned by Chuokasei.

-2- Operating Results in Fiscal 2007 of These Businesses

(Billion yen)

Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

	Results of Businesses to Be Succeeded (A)	Results of Chuokasei Co., Ltd. (B)	Share (A/B)
Net sales	2.19	12.45	17.6%
Ordinary income	0.07	0.19	36.8%

-3- Assets, Liabilities and Book Values of Assets and Liabilities to Be Succeeded (As of March 31, 2007; billion yen)

Assets		Liabilities	
Item	Book Value	Item	Book Value
Current assets	0.87	Current liabilities	0.57
Fixed assets	0.10	Long-term liabilities	0.03
Investments and others	0.01	Common stock	0.37
Total	0.97	Total	0.97

5. Status of Listed Company After Corporate Divestiture

(1) Company: Mitsubishi Corporation
(2) Business Activities:
MC is involved in a broad and diverse range of businesses. These include domestic and overseas trading of products in the fields of energy, metals, machinery, chemicals and living essentials. MC also provides diverse types of business services in the areas of information, financing, logistics and other services, while investing in business projects on a global scale.
(3) Head Office: Tokyo
(4) President and CEO: Yorihiko Kojima
(5) Common Stock: There will be no change in common stock due to this corporate divestiture.
(6) Net Assets: There will be no change in net assets due to this divestiture.
(7) Total Assets: There will be no change in total assets due to this divestiture.
(8) Fiscal Year-end: March 31
(9) Effect on Operating Results: The effect, which is negligible, has been incorporated in Mitsubishi Corporation's consolidated earnings forecasts for fiscal 2008 issued today.

###

END